July 3, 2006

Mr. Jeffrey Shady

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	American Business Holdings, Inc.

Registration Statement filed on Form SB-2

File No. 333-132429

Filed on March 15, 2006

Dear Mr. Shady:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letters dated April 11, 2006 and April 17, 2006 regarding the above referenced filing and the following are the Company’s responses thereto:

Company’s Response to SEC Comment Letter Dated April 11, 2006

General

1.

We note that Mr. Husain is the sole officer, director and member of management. We also note that you use the terms “management” and “we” to refer to Mr. Husain. Please revise your prospectus to clarify throughout your disclosure that American Business Holdings has only one officer, director and member of management.

ANSWER:

The “About Us” section has been revised to disclose that the term “we” refers to the Company together with its subsidiaries. Please note that the Company has two members of management: Syed Irfan Husain who serves as the Company’s President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors; and, Syed Idris Husain who serves as a Director.

2.	Please provide us with third-party data that supports your claim that

•	you are “the principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo.” (page 1);
•	“Based on recent historical trends, we estimate that demand for our products will grow at a rate of 20% per year.” (page 3);
•	‘We enjoy a monopolistic position as the sole producer of jute bags.” (page 12); and,
•	“There are numerous producers of polyethylene bags; however none match Tissakin’s production capacity.” (page 13)

ANSWER:

The Form SB-2 has been amended to disclose that the Company is “a principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo.” Also, additional disclosure has been provided regarding the Company’s demand estimates. Furthermore, disclosure relating to (i) the Company’s “monopolistic position;” and (ii) the claim that that no polyethylene bags “match Tissakin’s production capacity,” has been removed.

3.

Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

ANSWER:	The Company does not intend to use graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Facing Page

4.	Please revise your facing page to include the name of your agent for service as required by Form SB-2. Further, include the Primary Standard Classification Code and your IRS Employer ID No.

ANSWER:	The Form SB-2 has been amended to disclose the name of the Company’s agent for service, the Company’s Primary Standard Classification Code, and its IRS Employer ID number.

Prospectus Cover

5.	Please revise your cross-reference to the “Risk Factors” section of the prospectus so that it is visually distinctive from the surrounding text. We refer to Item 501(a)(5) of Regulation S-B.

ANSWER:	The prospectus cover page has been revised to set apart the cross-reference to the “Risk Factors” section by using “bold” text.

Prospectus Summary, page 1

6.

Please include the following in your summary: your securities have no trading market; and that Mr. Husain is the sole officer and director as well as your controlling stockholder and that you have no employees.

ANSWER:	The prospectus summary revised to disclose that the Company’s securities have no trading market, that Mr. Husain is the Company’s sole officer and director, and that the Company has no employees.

7.	If applicable, please consider disclosing the address of your website in this section.

ANSWER:	The Company does not have a website.

Summary Financial Data, page 1

8.

Please revise your disclosure under this heading so that it corresponds with your financial statements. For example, we note that what you describe here as “operating expenses” are described as “general and administrative expenses” in your financial statements.

ANSWER:	The Summary Financial data table has been revised to be consistent with the financial statements.

9.	Please revise the opening paragraph under this heading to more accurately reflect the periods presented.

ANSWER:	The opening paragraph has been revised to reflect the periods presented of March 31, 2006, March 31, 2005, December 31, 2005 and December 31, 2004.

Risk Factors, page 2

10.

Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Revise your captions to accurately convey the risks that relate to the facts your present. For example, but not limited to:

•	“ As demand for our products increases...;”
•	“ There are risks associated with our operations in the Democratic Republic of Congo,” and
•	“We depend on outside production sources,”

ANSWER:	This section has been revised to better convey the risks that relate to facts presented in the Form SB-2.

11.

Throughout the risk factor section you indicate that you cannot assure the investor of particular outcomes. For example, under “We must comply with numerous environmental, health and safety laws and regulations...” you indicate you can not assure investors that your environmental or health and safety liabilities and costs will not increase. The real risk is not your inability to provide a guarantee for the investor, but that the event will occur. Please revise your disclosure to clarify the risk.

ANSWER:	This section has been revised in accord with the above comments.

12.

Please provide appropriate risk factor disclosure regarding the risks inherent in doing business in the DRC and relying on purchasers and suppliers that are located in Angola, Bangladesh and other countries that have experienced a great deal of recent political and economic instability. We note that you have included a risk factor heading on page 4 that suggests discussion of the risks of doing business in the DRC; however, the text under the heading is very generic and does not provide an adequate overview of the inherent risks.

ANSWER:	The Company has revised the risk factor on page 4 relating to the risks in doing business in the DRC and relying on purchases and suppliers that are located abroad.

We may require additional funds to achieve..., page 2

13.	Please quantify your cash requirements, if any, during the next twelve months and provide additional disclosure regarding why you may need to raise additional funds during the next year.

ANSWER:	This risk factor has been removed because the Company believes its current cash position and historical profit performance is sufficient to cover any additional funds necessary during the next year.

We must comply with numerous environmental, health and safety laws and regulations..., page 3

14.

Please revise to discuss the nature of the environment, health, and safety laws and regulations that you are subject to and how they may differ from United States laws and regulations in these areas. For example, please discuss the liability structure that the DRC imposes on companies with respect to alleged contamination of sites they own. Your disclosure should also focus on the specific environmental matters that you are subject to, including the potential penalties you may be required to pay, the stage of the proceedings and what recourses, if any, you may have if found to be liable for the contamination on these sites.

We have several customers that account for a large portion of our net proceeds..., page 3

15.	Please revise to quantify the percentage of revenue that you derive from each material customer. In this regard, we note your disclosure that several customers account for over 60% of your net sales.

ANSWER:	The Form SB-2 has been revised to disclose the percentage of revenue that it derives from each material customer.

There are risks associated with our operations in the Democratic Republic of Congo, page 4

16.	In order to give depth to your disclosure, please revise to identify the areas in which you plan to expand and the specific risks attached to expansion in these locations.

ANSWER:	This section has been amended to remove reference to expansion to other countries.

We depend on outside production sources, page 4

17.

Please revise to quantify the number of polypropylene bags that you import from China and India in order to meet the demand for these products in neighboring countries. In addition, please describe the effect these imports have on your profit margin.

ANSWER:	This section has been amended to disclose the number of bags the Company has imported from China and India and to discuss the impact of same on the Company’s profit margin.

Our independent auditor, Gately and Associates, LLC, is not licensed to practice in the State of California..., page 4

18.

Please revise to state whether or not you will need to obtain a California licensed independent auditor. Further, revise to indicate whether a California company may use an independent auditor who is not licensed in the State of California. In addition, please clarify why you believe that there may be inaccuracies in your financial statements as a result of relying on your current auditors.

ANSWER:

This risk factor has been amended to disclose that the Company's auditor is in the process of registering to do business in the State of California through the California Board of Accountancy. Although te Company does not believe there are inaccuracies in its financial statements as a result of using its current auditor the risk factor addresses that there may be such inaccuracies.

If we are unable to hire and retain key personnel..., page 4

19.	Please revise to indicate how this risk will affect American Business or the securities being offered.

ANSWER:	This risk factor has been removed from the Form SB-2.

We do not expect to pay dividends..., page 5

20.	Explain why the fact that you do not intend to pay dividends makes this offering , speculative or risky. Alternatively, you may delete this risk factor.

ANSWER:	This risk factor has been removed from the Form SB-2.

The offering price of the shares was arbitrarily determined... page 5

21.

Your disclosure under this heading does not appear to be consistent with your disclosure elsewhere that indicates that the offering price of the shares registered pursuant to this registration statement is based upon the offering price of these shares in a private placement conducted in December 2004, Please revise or advise.

ANSWER:

This risk factor has been revised to disclose that the offering price is based on the price-per-share at which shares were sold pursuant to the Company’s private placement offering conducted in December 2004.

Future sales by our stockholders may negatively affect our stock price...page 5

22.

Please revise to quantify the shares that are currently eligible to be resold in accordance with Rule 144. Also, indicate when the remaining shares will be eligible to be resold pursuant to Rule 144 and describe the limitations on resale attached to shares held by affiliates.

ANSWER:

This section has been revised to disclose the number of shares currently eligible to be resold in accordance with Rule 144, to indicate when the remaining shares will be eligible to be resold pursuant to Rule 144, and to describe the limitations on resale attached to shares held by affiliates.

We are in an intensely competitive industry..., page 5

23.

Please explain why you reference the “food service industry” in the first sentence under this heading. In this regard, we note that your business is manufacturing bags for packaging agricultural products in the Democratic Republic of Congo.

ANSWER:	This reference is in error and has been removed from the registration statement.

24.

You indicate in this risk factor that you are in an intensely competitive industry. You also indicate in the penultimate paragraph on page 12 that you “enjoy a monopolistic position as the sole producer of jute bags” and have “secured an advantageous market position because of brand recognition in the DRC” with respect to polypropylene bags. Please revise this apparent discrepancy.

ANSWER:	The Form SB-2 has been amended to remove language regarding assertions that the Company enjoys a “monopolistic position” with respect to the production of jute bags.

Penny Stock Considerations, page 7

25.

Please clarify that your common stock will be “penny stock” so long as you are able to have your securities quoted on the OTC Bulletin Board. Please disclose what constitutes a “penny stock” under Rule 3a51-1, such as the criteria regarding the asset and revenue thresholds and discuss the applicability of the penny stock rules to transactions in American Business’s securities.

ANSWER:	This section has been revised to disclose the asset and revenue thresholds and to disclose the applicability of penny stock rules to transactions involving the Company’s securities.

Legal Proceedings, page 9

26.	Please revise to include all the information required by Item 103 of Regulation S-B. In this regard, we note your disclosure in the last full paragraph on page 3.

ANSWER:

The disclosure in the last full paragraph relating to environmental suits against the Company has been removed from the Form SB-2. This disclosure was an error and should not have been included in the Form SB-2. The Company is not party to any legal proceedings, nor are any of its subsidiaries.

Directors, Executive Officers. Promoters and Control Persons, page 9

27.	Please revise to discuss Syed Irfan Husain’s business experience during the past five years. See Item 401(a) of Regulation S-B.

ANSWER:	This section has been revised to disclose that Syed Irfan Husain has served as Managing Director of the Company’s wholly owned subsidiary, Tissakin, Ltd., for the past five years.

28.	Please revise to describe the family relationship between Syed Irfan Husain and Syed Idris Husain. See Item 401(c) of Regulation S-B.

ANSWER:	This section has been revised to disclose that Syed Irfan Husain is the son of Syed Idris Husain.

29.	Please clarify whether the title of “managing director” indicates that Syed Idris Husain is an executive officer of the company. If not, please describe the role he plays.

ANSWER:

This section has been revised to disclose that Syed Idris Husain is a Director of the Company, but not an executive officer. However, the Form SB-2 has further been revised to disclose that Syed Idris Husain served as Managing Director of the Company’s wholly owned subsidiary, Tissakin, Ltd., until 2001 and current serves as Tissakin Ltd.’s, President and Chief Executive Officer of the Company.

Security Ownership of Certain Beneficial Owners and Management. page 10

30.	Please revise to include all of the information required by Item 403 of Regulation S-B. For example, revise to include the address of each beneficial owner.

ANSWER:	This section has been revised to disclose that the address for each of the beneficial owners listed in this table is 1223 Wilshire Boulevard, Suite 851, Santa Monica CA 90403

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 12

31.

Please revise to describe the indemnification provisions for your directors and officers are indemnified as provided by the Delaware Statues and your Bylaws. See Item 510 of Regulation S-B. Further, provide the undertaking in the first sentence of Item 512(e) of Regulation S-B.

ANSWER:

This section has been revised to disclosed the indemnification provisions permissible under Delaware law. Please note that the undertaking required by Item 512(e) of Regulation S-B was included in the Company’s initial filing in Item 27 of Part II.

Description of Business, page 12

32.

Please revise to indicate whether you have any agreements with any manufacturer or third party to supply you with raw materials. If so, describe the material terms of the agreement, including the duration of the agreement and any termination provisions.

ANSWER:	This section has been revised to disclose that the Company does not enter into contractual agreements with its suppliers

33.	Please disclose the number of employees at the parent and subsidiary level.

ANSWER:	This section has been revised to disclose the number of employees at the subsidiary and parent levels.

Management Discussion and Analysis, page 13

Overview, page 13

34.	Please remove reference to the quarter ended October 30, 2005 as this is not a fiscal quarter end for American Business Holdings Inc. and results from that period are not discussed in the MD&A.

ANSWER:	Reference to the quarter ended October 30, 2005 has been removed from this section.

Results of Operations, page 14

Year ended December 31, 2004 Compared to Year Ended December 31, 2003

35.

We refer to your statement that you “have maintained a very low increase of general and administrative expenses at the subsidiary level, due to [y]our business model.” We note, however, that general and administrative expenses nearly tripled during this time period. Please revise your disclosure to discuss the increase in general and administrative expenses and the reasons for the increase. In addition, please revise your discussion under “net income” to consider the effect this increase had on your decrease in net income in light of the fact that revenues increased at a greater rate than cost of sales.

ANSWER:

This section has been revised to provide a comparison between the years ended December 31, 2005 and December 31, 2004. Because the Company’s general and administrative expenses decreased from $297,201 in for the year ended December 31, 2004 to $251,483 for the year ended December 31, 2005, the Company believes this comment is not applicable.

36.	Much of the information found under the heading “net income” is unrelated to net income. Please relocate this disclosure to a separate section in MD&A.

ANSWER:	The “Net Income” section has been revised to exclude unrelated information and such information has been relocated to the “Overview” section of the MD&A.

37.

We note that you plan to purchase an additional 6-8 looms in order to satisfy increased demand for your products. Please provide information regarding the estimated cost of purchasing the looms as well as a discussion of whether this will also require that you hire additional employees.

ANSWER:	This section has been revised to provide a comparison between the years ended December 31, 2005 and December 31, 2004. Based on same, the Company believes this comment is not applicable.

38.	Please refer to the third paragraph on page 14. Please explain how increasing capacity to meet the growing demand will enable you to retain your margins through an increase in volume.

ANSWER:	This section has been revised to provide a comparison between the years ended December 31, 2005 and December 31, 2004. Based on same, the Company believes this comment is not applicable.

Total Expenses, page 14

39.

Your disclosure indicates that there has been a very low increase in general and administrative expenses at the subsidiary level. Please revise your disclosure to include discussion of the significant increase in overall general and administrative expenses.

ANSWER:	This section has been revised to provide a comparison between the years ended December 31, 2005 and December 31, 2004. Based on same, the Company believes this comment is not applicable.

Net Income, page 14

40.

Your disclosure in this paragraph indicates that net income has decreased due primarily to an increase in the cost of raw materials. This appears to be contrary to the increase in gross margin. Please explain to us how an increase in gross margin can be credited for a decrease in net income and revise to explain the impact of increased general and administrative costs.

ANSWER:	This section has been revised to provide a comparison between the years ended December 31, 2005 and December 31, 2004. Based on same, the Company believes this comment is not applicable.

Ten Months Ended October 31, 2005 Compared to Ten Months Ended October 31, 2004

41.

Please explain how an increase in demand for polypropylene bags can absorb the overall net affect of the increased costs of raw materials. In this regard, we note that you were unable to increase your selling cost.

ANSWER:

This section has been revised to include a discussion of the Company’s financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 as well as for the three months ended March 31, 2006 compared to the three months ended March 31, 2004. Based on same, the Company believes that this comment is no longer applicable.

42.

Please revise to discuss your financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 in accordance with. Item 303(b)(1) of Regulation S-B.

ANSWER:

This section has been revised to include a discussion of the Company’s financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 as well as for the three months ended March 31, 2006 compared to the three months ended March 31, 2004.

Gross Revenues, page 14

43.

You disclose that the overall increase in demand for bags has absorbed the overall net effect of the increased costs. It seems that as demand for bags increases, your absolute cost associated with producing those bags would increase as well. In this regard it is unclear how the increase in demand could absorb the effect of the increased costs. In addition, it appears that the increase in cost of goods sold exceeds the increase in revenue for the period. Please expand upon this disclosure by discussing profit margins or providing an alternate explanation for your claim.

ANSWER:

This section has been revised to include a discussion of the Company’s financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 as well as for the three months ended March 31, 2006 compared to the three months ended March 31, 2004. Based on same, the Company believes that this comment is no longer applicable.

Net Income, page 15

44.

We note that your net loss decreased because management cut costs. In your next amendment please elaborate upon what types of expenses were reduced and whether or not these cost reductions are sustainable.

ANSWER:

This section has been revised to include a discussion of the Company’s financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 as well as for the three months ended March 31, 2006 compared to the three months ended March 31, 2004. Based on same, the Company believes that this comment is no longer applicable.

Plan of Operation, page 15

45.

We note that you have identified two areas for investment and expansion. The discussion relative to each present and proposed activity should be substantially revised to provide disclosure of each material event or step required in the start-up operations until revenues are generated, the material risks, conditions or contingencies to the achievement of those events or steps and the manner of conduct of business following commencement of operations, and the amount of funds needed to implement each step. Further, indicate whether you have any material commitments for capital expenditures.

ANSWER:	The Form SB-2 has been amended in accord with the above.

46.

We note your statement in the penultimate paragraph on page 15 that management at Tissakin has already set up primary production for the 5-liter jerry cans. We also note that your Memorandum of Understanding with Total/Fina requires that you provide 1-liter and 4-liter jerry cans. Please revise to clarify whether your current production is set up to manufacture 1-liter and 4-liter Jerry cans. We may have further comments.

ANSWER:	This section has been revised to disclose that the Company’s current set up is capable of manufacturing different sizes of jerry cans ranging in size from 500ml to 5 liter jerry cans.

47.	We note that you intend to raise capital from, among others, business lines of credits and loans. Please revise to indicate whether you have any agreements for financing.

ANSWER:	This section has been revised to disclose that the Company does not have any agreements for financing at the present time.

48.

The third paragraph in this section indicates that you expect demand for your products to grow at a rate of 20% per year. Please clarify to us and in your disclosure whether you believe this trend will continue indefinitely or provide an estimate of when the demand will stabilize.

ANSWER:	This section has been revised to discuss the Company’s projected demand trends.

Capital Resources and Liquidity, page 16

49.	Please revise your disclosure to discuss liquidity on a long-term basis. See Item 303 of Regulation S-B.

ANSWER:	The disclosure has been revised.

50.

We note from your plan of operations that you will attempt to raise capital from business lines of credit, among other sources. Please advise us if you have currently negotiated any lines of credit, and if so, disclose the terms of the financing available to you.

ANSWER:	This section has been revised to disclose that the Company has no lines of credit or any financing agreements.

Description of Property, page 16

51.

Please provide the information required by Item 102 of Regulation S-B. Specifically, we note your disclosure on page 12 and elsewhere indicating that in 1997 you purchased a “plant, property and equipment and established a factory for making packaging bags.”

ANSWER:	The Form SB-2 has been revised to disclose that the property, plant and equipment is located in the Democratic Republic of Congo, in the City of Kinshasa.

52.	Please revise to explain how you are able to use the offices located in Santa Monica at no charge.

ANSWER:	This section has been revised to disclose that the Company leases such space at on a month-to-month basis at a cost of $500 per month.

Certain Relationships and Related Transactions, page 16

53.

Please revise to describe how you determined the value of the 216,000 shares of Tissakin Ltd. common stock. In addition, please disclose the value ascribed to the shares pursuant to the acquisition agreement.

ANSWER:

The Form SB-2 has been revised to disclose that the Company valued shares in the share exchange agreement based on the value of the subsidiary prior to a capital raise for the Company. Both parties in the Share Exchange Agreement are similar shareholders and exchanged shares, therefore no valuation allowance was necessary. If there had been outside shareholders with this transaction, then we would have valued the transaction differently; however, this is not the case and it’s a simple Exchange of Shares therefore there is no need to revalue the transaction.

54.	Please identify your promoters and include all information required by Item 404(d) of Regulation S-B.

ANSWER:	The Company does not have any promoters.

Available Information, page 18

55.	Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

ANSWER:	This section has been amended to disclose that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Report of Independent Registered Public Accounting Firm, page F-1

56.	Please have your auditors revise the first paragraph of their report to reflect the correct dates of the financial statements.

ANSWER:	The auditors have revised the dates to reflect correct dates

57.	Please file audited financial statements for the year ended December 31, 2005 in accordance with Item 310(a) of Regulation S-B.

ANSWER:	The Company has filed the audited statements for the year ended December 31, 2005 in accordance with Item 310 (a) of Regulation S-B.

Statements of Operations, page F-4

58.

Please disclose depreciation as a line item separate from Cost of Revenue or General and Administrative Expense, or discuss in the notes to the financial statements where depreciation expense has been recorded in the statements of operations and your basis for its classification.

ANSWER:	The Company has revised the footnote disclosure to state the amount of depreciation expense with regard to cost of revenue, separately from general and administrative expense.

Statements of Cash Flows, page F-6

59.

Please revise the first line to read “Net income (loss)” to the extent that periods with net income are presented. Please also revise the net of the operating section to read “Net cash provided by operating activities” or “Net cash provided by (used in) operating activities” to the extent that periods with positive operating cash flows are presented.

ANSWER:	The Company has revised the first line to read “Net Income (loss)”. It also has revised the operating section to read “Net Cash provided by operating activities”

Note 1, Summary of Significant Accounting Policies

Functional Currency, F-7

60.

Please explain to us how you determined that the U.S. Dollar is your functional currency consistent with the guidance in paragraphs 5 — 8 and Appendix A of SFAS 52. Include in your explanation the consideration you’ve given to the payment of income taxes.

ANSWER:

The Company has reviewed paragraphs 5-8 and Appendix A of SFAS 52 and reviewed the six factors to determine the functional currency. The Company receives revenue, pays its suppliers, purchases its fixed assets, and pays its officers in U.S. Dollars. The Company converts US dollars to local currency for only minor expenses with regard to office supplies, and some its workers. There are no transaction adjustments to be made and since fixed assets are purchased in US Dollars there are no translation adjustments. The Company has no long term contracts for revenue or cost of sale which would cause a transactional gain or loss. The Subsidiary pays its income taxes by converting US Dollars that are derived from revenues to the local currency for payment of taxes. Since the parent US Company does not have operational revenue and expense, there is no US tax liability. If and when the US parent company has operational activity, it will account for income taxes in accordance with SFAS 109. The local currency of the Democratic Republic of Congo is considered unstable and therefore the majority of business activity in the country is conducted in the US Dollar.

The Accounting Acquirer, page F-7

61.

Please explain to us the nature of what appear to be contradictory statements under this heading. First, you state that the accounting is identical to that resulting from a reverse acquisition. Then, you state that the Company is the acquirer for accounting purposes. Also, the presentation of your financial statements seems to indicate that you’ve treated the Subsidiary as the accounting acquirer.

ANSWER:	The Company has clarified the disclosure with regard to the Accounting Acquirer.

Income Taxes, page F-8

62.

Please expand upon the assertion that you currently have no US tax responsibility to account for in the financial statements. It is unclear if you are saying that you are not subject to taxation by a US tax authority, you have no liability for the periods presented, Or otherwise. We may have further comment

ANSWER:

The U.S. parent company is non-active company holding the subsidiary company. Since the U.S. parent company is non-active, there is no US tax liability. The subsidiary company does not do any business in the U.S. therefore no US tax liability is created. When the U.S. parent company has operating activity, it will comply with SFAS 109 to account for its tax liabilities and assets.

Note 3, Inventories, page F-9

63.

Please revise your filing to include the missing disclosure in this footnote. In your revised disclosure, please confirm that your inventory is carried at the lower of cost or market, or advise us if this is not your policy.

ANSWER:	The Company has revised its footnotes to include the missing disclosure which is that the company acquires inventory at cost using the weighted average cost basis.

Note 7, Stockholders’ Equity, page F-11

64.

Please clarify the guidance that you relied upon in determining how to account for the acquisition of Tissakin Ltd. You disclose that the transaction was accounted for under the purchase method of accounting, but it appears that you intended to cite ARB 51 to support this accounting treatment. ARB 51 and SFAS 94 provide guidance on consolidated financial statements, not business combinations.

ANSWER:

The Company has revised its discussion of the business combination as being the purchase method to being a reverse merger of the two companies. As guidance the Company reviewed ARB 51, SFAS 94, SAB 103 and SFAS 141 to disclose the transaction as a reverse merger whereby the subsidiary is considered the accounting acquirer.

Note 9, Payroll Taxes Payable and Deferred Tax Assets and Liabilities, page F-11

65.	Please revise to include the disclosures required by paragraphs 44 — 49 of SFAS 109, as applicable.

ANSWER:	The Company has revised it footnote disclosure to comply with paragraphs 44-49 of SFAS 109, as applicable.

Part II

Item 26. Recent Sales of Unregistered Securities

66.	Please revise to quantify the consideration you received in exchange for the issuance of 8,000,000 of your common stock.

ANSWER:	This section has been revised to disclose that the shares were issued in exchange for all of the issued and outstanding shares of Tissakin, Ltd pursuant to a Share Exchange Agreement.

Exhibits

67.	Please file your Memorandum of Understanding with Total/Fina or tell us why you are not required to do so See Item 601(b)(10) of Regulation S-B.

ANSWER:	The Company does not have a Memorandum of Understanding with Total/Fina. Disclosure of same has been removed from the Form SB-2.

68.	Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

ANSWER:	This amendment to the Form SB-2 includes a specimen stock certificate as an exhibit.

Item 28. Undertakings

69.	Since the proposed offering is not a firm commitment underwritten offering, please remove the undertakings that relate to Rule 430A.

ANSWER:	The undertakings that relate to Rule 430A have been removed.

Company’s Response to SEC Comment Letter Dated April 17, 2006

General

1.

We note the disclosure on page 14 of your registration statement that your products are being exported to Sudan, which is identified as a state sponsor of terrorism by the Department and is currently subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (OFAC). Please describe to us, in reasonable detail, your current, historical, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. For example, identify the types of products that are exported to Sudan, the quantities of each type that are exported to that country, whether you export the products by Sudanese transportation system, and whether you employ people in Sudan to carry on the transportation, storage, and selling operations. Discuss the material terms and conditions of the agreements pursuant to which you distribute and sell your products in Sudan, and whether the Sudanese government or entities controlled by the Sudanese government are parties to the agreements.

ANSWER:	References to Sudan have been removed from the Form SB-2 as the Company does not conduct business with Sudan.

2.

Please provide us with an analysis discussing in reasonable detail the materiality of your commercial contacts with Sudan, and whether these contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amount of revenues, assets and liabilities associated with Sudan, and the number of employees you have in that country.

In addition, you should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Also, ‘Illinois, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California system, Yale University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan.

ANSWER:	References to Sudan have been removed from the Form SB-2 as the Company does not conduct business with Sudan.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Gregg E. Jaclin
GREGG E. JACLIN